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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DelphX Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Eugene Fondren 610-640-7546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fischer Cunnane & Associates Ltd
(Name – *if individual, state last, first, middle name*)

11 Turner Lane	West Chester	PA	19380
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry Eugene Fondren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DelphX Services Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Commonwealth of Pennsylvania-Notary Seal
Lisa Gulati, Notary Public
Chester County
My Commission Expires January 21, 2023
Commission Number 1286486

Notary Public

STATE OF PA
COUNTY OF Chester
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 28 DAY OF February, 2020.
BY Lisa Gulati
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DelphX Services Corporation

Report Pursuant to Rule 17a-5(d)
Financial Statements and Supplementary Information
For the Year Ended December 31, 2019
With Report of Independent Registered Public
Accounting Firm

DelphX Services Corporation

Table of Contents

FischerCunnane
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

11 Turner Lane
West Chester, PA 19380
Tel: 610.431.1003
Fax: 610.696.3367
www.fischercunnane.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
DelphX Services Corporation
Malvern, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DelphX Services Corporation (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The information contained in Schedules I, II, and III (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 28, 2020

DelphX Services Corporation

Statement of Financial Condition
As of December 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 8,946	
TOTAL ASSETS		$ 8,946

LIABILITES & STOCKHOLDER'S EQUITY

TOTAL LIABILITIES		$ -
COMMON STOCK, $1 stated value, authorized, issued & outstanding 1,000 shares	$ 1,000	
ADDITIONAL PAID-IN CAPITAL	59,401	
ACCUMULATED DEFICIT	(51,455)	
TOTAL STOCKHOLDER'S EQUITY		8,946
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 8,946

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation

Statement of Operations
For the Year Ended December 31, 2019

OPERATING EXPENSES		
Regulatory Fees	$	(1,329)
Bank Service Fees		(40)
Total Operating Expenses		(1,369)
NET LOSS	$	(1,369)

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock $1 Stated Value		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Dollars			
Balance, January 1, 2019	1,000	$1,000	$57,701	($50,086)	$8,615
Contributed Capital	-	-	1,700	-	1,700
Net Loss	-	-	-	(1,369)	(1,369)
Balance, December 31, 2019	1,000	$1,000	$59,401	($51,455)	$8,946

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (1,369)
Adjustments to reconcile net loss to net cash:		
(Increase) Decrease in assets		
Due From Related Party	$ 270	
Total Adjustments		270
Net Cash Used in Operating Activities		(1,099)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution	1,700	
Net Cash Provided by Financing Activities		1,700
NET INCREASE IN CASH		601
CASH AND CASH EQUIVALENTS - BEGINNING		8,345
CASH AND CASH EQUIVALENTS - ENDING		$ 8,946

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business - DelphX Services Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company is dedicated to exclusively engaging in the business of referring to other unrelated broker/dealer firms certain institutional customers of the Company's market-data and technology affiliate, DelphX Corporation ("DelphX"), as prospective new customers of those unrelated firms. For prospective customers that, in fact, become customers of one or more of those broker/dealers ("Referred Customers"), the Company will also refer to the applicable broker/dealer certain orders entered by their Referred Customers on the order-routing and matching systems developed and operated by DelphX. In return for those prospective customer and order referrals, the Company will receive transaction-based referral fees from those unrelated broker/dealers.

The Company may also refer DelphX to certain unrelated broker/dealers to enable those firms to receive DelphX reference pricing and other market-data services upon favorable pricing terms. In return, the Company may receive as referral compensation certain transaction-based fees from those unrelated broker/dealers.

The Company has never had customers, and the limited scope of its exclusive referral-only services preclude its need to recruit customers in the future. Accordingly, the Company does not, and will not in the foreseeable future, hold any customer funds or securities. However, as the Company will receive revenue that is indirectly related to securities transactions, it is, and must remain a member in good standing of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability of it and DelphX to acquire adequate financing and the Company's ability to generate the revenues described above.

Cash and Cash Equivalents - All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents. Effective January 1, 2016, the Company changed its accounting policy to include the balance of its FINRA CRD Flex-Funding account in the definition of Cash and Cash Equivalents. In prior years this account was presented as Other Assets in the Statement of Financial Condition.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company, as a result of a Stock Ownership Transfer, has elected to be included with its parent company, DelphX, for U.S. Corporation Income Tax reporting for tax year 2019. Due to the Company's S Corporation status there is no provision or liability for federal and state income taxes included in these financial statements.

Accounting Standards Codification 740, *Income Taxes,* clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

There were no uncertain tax positions identified that would have a material effect on the financial statements for the year ended December 31, 2019. Tax periods that are open to examination by the IRS include years 2016 through 2018, although no such examinations were known to exist as of the report date.

2. Stock Transfer Agreement

The Company entered into a Stock Transfer Agreement effective November 27, 2017 between the Company's sole shareholder (Seller) and DelphX (Purchaser) whereby the Company transferred its 1000 shares to DelphX for the purchase price of $1.00 (One dollar).

3. Related Party Transactions

The Company and DelphX, its parent company, are parties to an expense sharing and administrative services agreement. That agreement provides for DelphX to pay all expenses of the Company with the exception of annual assessments, dues and subscriptions, securities - related commissions and fees to third parties, federal and state corporate taxes (other than income taxes) and SRO initial and annual licensing and registration fees, which are to be paid for by the Company. Pursuant to the agreement, the Company has no obligation to repay DelphX, or any related affiliate, for any expense paid by DelphX on behalf of the Company. Should this agreement be amended, terminated or replaced by any other understanding between the parties, the Company is required to promptly notify FINRA of such event. There was no allocation of expenses for the year ended December 31, 2019.

On occasion, the Company and its stockholder transact certain advances and/or repayments relative to its operations. The stockholder's advance to the Company was $0 as of December 31, 2019.

4. Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2019, the Company had no liabilities subordinated to claims of general creditors.

5. Minimum Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3- 1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital as of December 31, 2019 was $8,946, which was $3,946 in excess of its required minimum net capital of $5,000. The company has no aggregate indebtedness as of December 31, 2019 and, accordingly, automatically meets the ratio testing. Following is a reconciliation of the computation of net capital in the financial report to Part IIA of the Focus Report:

Net capital reported in this financial report	$	8,946
Less: reclassification adjustment for capital contribution		(1,700)
Less: adjustment for overstated liability		(964)
Add: other		129
Net capital reported in original FOCUS filing	$	6,411

6. Subsequent Events

Management has evaluated subsequent events through February 28, 2020, the date the financial statements were issued, and notes no material transactions have occurred.

SUPPLEMENTARY INFORMATION

DelphX Services Corporation

Schedule I - Computation of Net Capital Pursuant to Rule 15c3–1 of the Securities and Exchange Commission As of December 31, 2019

COMPUTATION OF NET CAPITAL		
Common stock	$ 1,000	
Additional paid in capital	59,401	
Accumulated surplus (deficit)	(51,455)	
TOTAL STOCKHOLDER'S EQUITY		$ 8,946
ADD: Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Other deductions or allowable credits	-	
Total Additions		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		8,946
LESS: Non-allowable asset	-	
Proprietary capital charges		
Other deductions and charges		
Total Deductions		-
NET CAPITAL BEFORE HAIRCUTS		8,946
HAIRCUTS ON SECURITIES		
NET CAPITAL		8,946
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggr. Indebtedness)	$ -	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement (greater of the above)		(5,000)
EXCESS OF NET CAPITAL		$ 3,946
Ratio of aggregate indebtedness to net capital		0:00

See Note 5 for reconciliation between the audited computation of net capital, and Delphx Services Corporation's corresponding unaudited Part IIA of the Focus Report.

DelphX Services Corporation

Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3–3 of the Securities and Exchange Commission
As of December 31, 2019

A computation of reserve requirement is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

DelphX Services Corporation

Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

Information relating to possession or control requirements is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c-3-3(k)(2)(i).

FischerCunnane
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

11 Turner Lane
West Chester, PA 19380
Tel: 610.431.1003
Fax: 610.696.3367
www.fischercunnane.com

Report of Independent Registered Public Accounting Firm

To the Stockholder
DelphX Services Corporation
Malvern, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DelphX Services Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which DelphX Services Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) DelphX Services Corporation stated that DelphX Services Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. DelphX Services Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DelphX Services Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 28, 2020

DelphX Services Corporation's Exemption Report

DelphX Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. section 240.15c3-3 under the following provisions of 17 C.F.R. section 240.15c3-3(k): (2)(i).

The Company met the identified exemption provisions in 17 C.F.R. section 240.15c3-3(k) throughout the most recent fiscal year without exception.

DelphX Services Corporation

I, Larry E. Fondren, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President & CEO

Date: February 28, 2020